# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PrimeEnergy Resources Corporation, CIK 0000056868
CUSIP: 74158E104
Title of class of securities: Common Stock (par value $0.10 per share)
Address of issuer's principal executive offices: 9821 Katy Freeway, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 01/13/2026
Filed by CIK 0001015878
Persons authorized to receive notices and communications: Robert de Rothschild, 224 Bahama Lane, Palm Beach, Florida (FL), 33480, (917) 981-7325

## Reporting persons
- de Rothschild Robert (CIK 0001015878): type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 201,906; sole dispositive power 0; shared dispositive power 201,906; aggregate amount beneficially owned 201,906 (12.4% of the class)
  Comment: Totals reflect Reporting Person's holdings as of January 30, 2026. The percentage ownership was calculated based on 1,635,000 outstanding shares as of November 12, 2025.
- Amrace Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 201,906; sole dispositive power 0; shared dispositive power 201,906; aggregate amount beneficially owned 201,906 (12.4% of the class)
  Comment: Totals reflect Reporting Person's holdings as of January 30, 2026. The percentage ownership was calculated based on 1,635,000 outstanding shares as of November 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock (par value $0.10 per share)
Name of issuer: PrimeEnergy Resources Corporation
Address of issuer's principal executive offices: 9821 Katy Freeway, Houston, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing:
i) Robert de Rothschild ("Reporting Person")

ii) Amrace Inc. ("Amrace")
Residence or business address:
224 Bahama Lane

Palm Beach, FL 33480
Present principal occupation or employment: The Reporting Person is an individual engaged in the business of private investing. Amrace is a Delaware corporation engaged in the business of private investing.
Criminal convictions in the last five years: Neither the Reporting Person nor Amrace have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Neither the Reporting Person nor Amrace have, during the last five years, been a party to a civil proeeding of a judicial or administrativebody of competent jurisdiction as a result of which the Reporting Person or Amrace was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation withrespect to such laws.
Citizenship:
i) France

ii) Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: WC

## Item 4. Purpose of Transaction
Purpose of transaction:
Since the date of the most recent Schedule 13D amendment filed by Amrace and the Reporting Person, Amrace has sold the following PNRG shares in the ordinary course of business:

February 3, 2025 Sale of 471 Shares at $212.00
February 5, 2025 Sale of 503 Shares at an average weighted price of $215.179 (range of $215.00 to $216.205)
February 6, 2025 Sale of 1,354 Shares at an average weighted price of $204.5722 (range of $201.95 to $207.46)
February 7, 2025 Sale of 1,615 Shares at an average weighted price of $202.1421 (range of $197.15 to $205.00)
February 10, 2025 Sale of 1,337 Shares at an average weighted price of $203.9193 (range of $201.56 to $205.92)
February 11, 2025 Sale of 4,387 Shares at an average weighted price of $201.5392 (range of $193.78 to $205.15)
February 12, 2025 Sale of 1,970 Shares at an average weighted price of $197.305 (range of $104.08 to $199.85)
February 19, 2025 Sale of 3,904 Shares at an average weighted price of $201.28 (range of $200.00 to $207.19)
February 21, 2025 Sale of 1,017 Shares at an average weighted price of $195.2932 (range of $192.13 to $197.21)
June 3, 2025 Sale of 4,389 Shares at an average weighted price of $188.0117 (range of $186.00 to $189.45)
June 4, 2025 Sale of 1,767 Shares at $187.00
January 13, 2026 Sale of 8,700 Shares at an average weighted price of $182.848 (range of $178.945 to $185.75)
January 29, 2026 Sale of 10,151 Shares at an average weighted price of $186.19 (range of $183.015 to $187.21)
January 30, 2026 Sale of 10,001 Shares at an average weighted price of $181.81 (range of $181.00 to $184.06)

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of January 13, 2026 - 222,057 Shares at 13.6%
As of January 30, 2026 - 201,906 Shares at 12.4%

Percentages based on 1,635,000 outstanding shares of Isser as of November 12, 2025 (pursuant to 10-Q filed with the Securities and Exchange Commission on November 19, 2025)
Number of shares as to which each person has sole or shared power to vote or dispose: See Cover Page
Transactions in the class effected during the past sixty days: Shares were sold from February 3, 2025, through January 30, 2026, in the ordinary course of business
Other persons with the right to receive dividends or sale proceeds: See Item 2(a)
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- de Rothschild Robert: /s/ Robert de Rothschild, /s/ Robert de Rothschild (02/02/2026)
- Amrace Inc.: /s/ Robert de Rothschlid, Amrace Inc. by Robert de Rothschild Sole Officer (02/02/2026)